EXHIBIT 2

N E W S   R E L E A S E

TALISMAN ENERGY REPORTS NEW DISCOVERIES AT MONKMAN

BRAZION WELL PRODUCING 66 MMCF/D

Calgary, Alberta – January 11, 2005 – Talisman Energy Inc. has commenced production of the prolific Brazion deep natural gas well in the Monkman area of northeastern British Columbia.  It is currently producing sales gas at rates of up to 66 mmcf/d.   In addition, Talisman has drilled two successful Triassic natural gas wells, which are expected to be on production in the second quarter.

The previously announced Talisman Seneca Brazion b-60-E /93 well (80% Talisman, 20% Seneca Energy Canada Inc.) commenced production on December 13, two weeks ahead of schedule.  The well is currently producing sales gas at rates of approximately 66 mmcf/d and is being choked back due to facilities constraints. Raw gas flow rates are in the 80 mmcf/d range.

Talisman plans to drill four more deep wells in 2005.  One of these will be a follow-up well on the 60E structure with a spud date planned for the second quarter of 2005.  Drilling is already underway at two other Paleozoic prospects. Talisman announced the b-60-E discovery on November 1, 2004. The Company believes that over time, the deep play at Monkman could be as prolific as the Triassic play where 2 tcf has been produced to date.

“The 60E well is a boomer,” said Dr. Jim Buckee, President and Chief Executive Officer.  “Early production data puts it as one of the better exploration wells in the history of the Western Canada Basin.  Our recent discoveries in the Canadian Foothills and Appalachia have demonstrated the success of our deep gas strategy, targeting larger, highly productive natural gas pools. Talisman has set natural gas production growth targets of 4-7% annually over the next three years.”

Talisman has also made two new Triassic discoveries at Monkman.  The Talisman Shell a-16-F/93 well (50% Talisman, 50% Shell Canada Ltd.) tested at 19 mmcf/d at 2,400 psi.  This is a new pool discovery in the Spieker area and is expected to be tied in to the Talisman operated Bullmoose dehydration facility in the second quarter of 2005.  A follow-up well will be drilled later this year.  Facility upgrades are already in the planning phase and will be implemented in the latter part of 2005 to allow the well to flow at its full potential.  Another successful well has been drilled at Sukunka c-3-A/93 (100% Talisman).  This well tested at a stabilized rate of 16 mmcf/d at 1,900 psi and will be tied in to the Talisman operated West Sukunka Dehydration facility in the second quarter of 2005.

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria, Trinidad and the United States.  Talisman's subsidiaries also conduct business in Colombia, Qatar and Peru.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

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~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

EXHIBIT 2

For further information, please contact:

David Mann, Senior Manager, Corporate & Investor Communications

Phone:

403-237-1196  Fax:  403-237-1210

E-mail:

tlm@talisman-energy.com

02-05

Forward-looking Statements

This news release contains statements concerning estimated volumes and timing of future production, business plans for exploration, development and drilling, or other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about future events, conditions, results of operations or performance that constitute "forward-looking statements" within the meaning of applicable securities legislation.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. These risks and uncertainties include:

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the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

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risks and uncertainties involving geology of oil and gas deposits;

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the uncertainty of reserves estimates and reserves life;

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the uncertainty of estimates and projections relating to production, costs and expenses;

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potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

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fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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health, safety and environmental risks;

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uncertainties as to the availability and cost of financing;

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uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and the difficulties in predicting the decisions of judges and juries;

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risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

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general economic conditions;

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the effect of acts of, or actions against international terrorism; and

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the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors, which could affect the Company's operations or financial results, are included in the Company's Annual Report under the headings "Management's Discussion and Analysis- Risks and Uncertainties", "- Liquidity and Capital Resources", and "- Outlook for 2004", as well as in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Note to U.S. Readers

Throughout this news release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.

You may read any document Talisman furnishes to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

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~~ This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~